Exhibit 2

Office of the Comptroller of the Currency
CERTIFICATE OF CORPORATE EXISTENCE
I, Joseph Otting, Comptroller of the Currency, do hereby certify that:
1. The Comptroller of the Currency, pursuant to Revised Statutes 324, et seq,. as amended, and 12 USC 1, et seq, as amended, has possession custody, and control
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of all records pertaining to the chartering, regulation and supervision of all national banking· associations.
2. “U.S. Bank National Association,” Cincinnati, Ohio (Charter No. 24), is a national banking association formed under the laws of the United States and is authorized thereunder to transact the business of banking on the date of this certificate.
. In testimony whereof, today, May 8, 2018, i have hereinto subscribed my name and caused my seal of office to be affixed to these presents at the u.s. department of the treasury, in the city of Washington, district of Colombia. Controller of the currency